THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement amends the Contract or Certificate (“Contract”) to which it is attached so that it may qualify as an Individual Retirement Annuity (IRA) under Section 408(b) of the Internal Revenue Code (Code) and the Regulations under that Section. The endorsement may be amended from time to time to comply with changes in the Internal Revenue Code. The Owner or Participant (“Owner”) has the right to refuse to accept any such amendment; however, We shall not be held liable for any tax consequences incurred by the Owner as a result of such refusal. In the case of a conflict with any provision in the Contract, including the terms of any other riders or endorsements to the Contract, the provisions of this Endorsement will control. The effective date of this Endorsement is the Contract Date shown on the Contract Data Page. The Contract is amended as follows:

1.

The Owner, Annuitant and Payee shall be the same individual. The Owner, Annuitant and Payee cannot be changed, except as otherwise permitted under the Code and applicable regulations. All distributions made while the Owner is alive must be made to the Owner.

2.	The interest of the Owner under this Contract shall be nonforfeitable except as provided by law.

3.

This Contract may not be sold, assigned, discounted, pledged as collateral for a loan or as security for the performance of any obligation or for any other purpose, or otherwise transferred (other than a transfer incident to a divorce or separation instrument in accordance with Section 408(d)(6) of the Code) to any person other than to the Company.

4.

This Contract is established for the exclusive benefit of the Owner and his or her Beneficiary(ies). If this is an inherited IRA within the meaning of Code § 408(d)(3)(C) maintained for the benefit of a designated beneficiary of a deceased Owner, references in this Endorsement to the “Owner” are to the deceased Owner.

5.	Purchase Payment(s) are flexible. You may change the amounts, frequency and/or timing of Purchase Payments.

6.

(a) Except in the case of a rollover contribution (as permitted by Code§ 402(c), 402(e)(6), 403(a)(4), 403(b)(8), 403(b)(10), 408(d)(3) and 457(e)(16)) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in § 408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed $5,000 for any taxable year beginning in 2008 and years thereafter.

After 2008, the limit will be adjusted by the Secretary of the Treasury for cost-of-living increases under Code § 219(b)(5)(D). Such adjustments will be in multiples of $500.

(b) In the case of an individual who is age 50 or older, the annual cash contribution limit is increased by $1,000 for any taxable year beginning in 2006 and years thereafter.

(c) In addition to the amounts described in paragraphs (a) and (b) above, an individual may make additional contributions specifically authorized by statute – such as repayments of qualified reservist distributions, repayments of certain plan distributions made on account of a federally declared disaster and certain amounts received in connection with the Exxon Valdez litigation. (d) In addition to the amounts described in paragraphs (a) and (c) above, an individual who was a participant in a Code § 401(k) plan of a certain employer in bankruptcy described in Code § 219 (b)(5)(C) may contribute up to $3,000 for taxable years beginning after 2006 and before 2010

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only. An individual who makes contributions under this paragraph (d) may not also make contributions under paragraph (b).

(e) No contributions will be accepted under a SIMPLE IRA plan established by any employer pursuant to Code § 408(p). Also, no transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE IRA plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE IRA plan, prior to the expiration of the 2-year period beginning on the date the Owner first participated in that employer’s SIMPLE IRA plan.

(f) If this is an inherited IRA within the meaning of Code § 408(d)(3)(C), no contributions will be accepted.

7.

Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

8.

(a) Notwithstanding any provision of this IRA to the contrary, the distribution of the Owner’s interest in the IRA shall be made in accordance with the requirements of Code § 408(b)(3) and the regulations thereunder, the provisions of which are herein incorporated by reference. If distributions are not made in the form of an annuity on an irrevocable basis (except for acceleration), then distribution of the interest in the IRA (as determined under section 9(c)) must satisfy the requirements of Code § 408(a)(6) and the regulations thereunder, rather than paragraphs (b), (c) and (d) below and section 9.

(b) The entire interest of the Owner for whose benefit the Contract is maintained will commence to be distributed no later than the first day of April following the calendar year in which such Owner attains age 70 1⁄2 (the “required beginning date”) over: (a) the life of such individual or the lives of such individual and his or her designated beneficiary or (b) a period certain not extending beyond the life expectancy of such individual or the joint and last survivor expectancy of such individual and his or her designated beneficiary. Payments must be made in periodic payments at intervals of no longer than 1 year and must be either nonincreasing or they may increase only as provided in Q&As-1 and -4 of § 1.401(a)(9)-6 of the Income Tax Regulations. In addition, any distribution must satisfy the incidental benefit requirements specified in Q&A-2 of § 1.401(a)(9)-6. If this is an inherited IRA within the meaning of Code § 408(d)(3)(C), this paragraph and paragraphs (c) and (d) below do not apply.

(c) The distribution periods described in paragraph (b) above cannot exceed the periods specified in § 1.401(a)(9)-6 of the Income Tax Regulations.

(d) The first required payment can be made as late as April 1 of the year following the year the individual attains age 70 1⁄2 and must be the payment that is required for one payment interval. The second payment need not be made until the end of the next payment interval.

9.	Unless otherwise permitted under applicable law, upon the death of the Owner:

(a) Death On or After Required Distributions Commence. If the Owner dies on or after required distributions commence, the remaining portion of his or her interest will continue to be distributed under the Contract option chosen.

(b) Death Before Required Distributions Commence. If the Owner dies before required distributions commence, his or her entire interest will be distributed at least as rapidly as follows:

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(1) If the designated beneficiary is someone other than the Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner’s death, over the remaining life expectancy of the designated beneficiary, with such life expectancy determined using the age of the beneficiary as of his or her birthday in the year following the year of the Owner’s death, or, if elected, in accordance with paragraph (b)(3) below. If this is an inherited IRA within the meaning of Code § 408 (d)(3)(C) established for the benefit of a nonspouse designated beneficiary by a direct trustee-to-trustee transfer from a retirement plan of a deceased individual under Code § 402(c)(11), then, notwithstanding any election made by the deceased individual pursuant to the preceding sentence, the nonspouse designated beneficiary may elect to have distributions made under this paragraph (b)(1) if the transfer is made no later than the end of the year following the year of death.

(2) If the Owner’s sole designated beneficiary is the Owner’s surviving spouse, the entire interest will be distributed, starting by the end of the calendar year following the calendar year of the Owner’s death (or by the end of the calendar year in which the Owner would have attained age 70 1⁄2, if later), over such spouse’s life or over a period not extending beyond such spouse’s life expectancy, or, if elected, in accordance with paragraph (b)(3) below. If the surviving spouse dies before required distributions commence to him or her, the remaining interest will be distributed, starting by the end of the calendar year following the calendar year of the spouse’s death, over the spouse’s designated beneficiary’s remaining life expectancy determined using such beneficiary’s age as of his or her birthday in the year following the death of the spouse, or, if elected, will be distributed in accordance with paragraph (b)(3) below. If the surviving spouse dies after required distributions commence to him or her, any remaining interest will continue to be distributed under the Contract option chosen.

(3) If there is no designated beneficiary, or if applicable by operation of paragraph (b)(1) or (b)(2) above, the entire interest will be distributed by the end of the calendar year containing the fifth anniversary of the Owner’s death (or of the spouse’s death in the case of the surviving spouse’s death before distributions are required to begin under paragraph (b)(2) above).

(4) Life expectancy is determined using the Single Life Table in Q&A-1 of § 1.401(a)(9)-9 of the Income Tax Regulations. If distributions are being made to a surviving spouse as the sole designated beneficiary, such spouse’s remaining life expectancy for a year is the number in the Single Life Table corresponding to such spouse’s age in the year. In all other cases, remaining life expectancy for a year is the number in the Single Life Table corresponding to the beneficiary’s age in the year specified in paragraph (b)(1) or (2) and reduced by 1 for each subsequent year.

(c) The “interest” in the IRA includes the amount of any outstanding rollover, transfer and recharacterization under Q&As-7 and -8 of § 1.408-8 of the Income Tax Regulations and the actuarial value of any other benefits provided under the IRA (prior to annuitization), such as guaranteed death benefits.

(d) For purposes of paragraphs (a) and (b) above, required distributions are considered to commence on the Owner’s required beginning date or, if applicable, on the date distributions are required to begin to the surviving spouse under paragraph (b)(2) above. However, if distributions start prior to the applicable date in the preceding sentence, on an irrevocable basis (except for acceleration) under an annuity contract meeting the requirements of § 1.401(a)(9)-6 of the Income Tax Regulations, then required distributions are considered to commence on the annuity starting date.

(e) If the sole designated beneficiary is the Owner’s surviving spouse, the spouse may elect to treat the IRA as his or her own IRA. This election will be deemed to have been made if such

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surviving spouse makes a contribution to the IRA or fails to take required distributions as a beneficiary.

(f) The required minimum distributions payable to a designated beneficiary from this IRA may be withdrawn from another IRA the beneficiary holds from the same decent in accordance with Q&A-9 of § 1.408-8 of the Income Tax Regulations.

10.

The Company shall furnish annual calendar year reports concerning the status of the annuity and such information concerning minimum required distributions as is prescribed by the Commissioner of Internal Revenue.

11.

Except to the extent Treasury regulations allow Us to offer additional Annuity Payment Options that are acceptable to Us, only the Annuity Payment Options as described in the Contract shall be offered unless We consent to the use of an additional option.

Any additional Annuity Payment Option under the Contract must meet the requirements of section 408(b) of the Code and applicable regulations. The provisions of this Endorsement reflecting the requirements of Code Sections 401(a)(9) and 408(b) override any additional Annuity Payment Option inconsistent with such requirements.

If a guaranteed or specified period of payments is chosen under an Annuity Payment Option, the length of the period must not exceed the shorter of (1) the Owner’s life expectancy, or if a designated second person is named, the joint and last survivor expectancy of the Owner and the designated second person, and (2) the applicable maximum period under § 1.401(a)(9)-6 of the Income Tax Regulations.

12.

If you return the Contract within 10 days after the Contract Date, the Company will refund the amount of your Purchase Payments, without adjustment for such items as sales commissions, administrative expenses, and fluctuation in market value for the Valuation Period in which the Contract is received.

13.

The provisions of this Endorsement are intended to comply with the requirements of the Code and applicable regulations for IRAs under Section 408(b) of the Code. The Company reserves the right to amend the Contract and this Endorsement from time to time when such amendment is necessary to assure continued qualification of the Contract as an IRA under Section 408(b) of the Code (and any successor provision) as in effect from time to time. The Owner has the right to refuse to accept any such amendment; however, we shall not be held liable for any tax consequences incurred by the Owner as a result of such refusal.

All other terms and conditions of the Contract remain unchanged.

Signed for the Company to be effective on the Contract Date.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY

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